Exhibit 99.2

Unaudited Consolidated Financial Statements

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars, except per share amounts)	Notes	2023	2022

CONTINUING OPERATIONS

Revenues	2	1,738	1,674

Operating expenses	5	(1,074)	(1,081)

Depreciation		(30)	(38)

Amortization of computer software		(118)	(114)

Amortization of other identifiable intangible assets		(25)	(26)

Other operating gains (losses), net	6	17	(1)

Operating profit		508	414

Finance costs, net:

Net interest expense	7	(55)	(48)

Other finance (costs) income	7	(90)	94

Income before tax and equity method investments		363	460

Share of post-tax earnings in equity method investments	8	570	798

Tax expense	9	(196)	(240)

Earnings from continuing operations		737	1,018

Earnings (loss) from discontinued operations, net of tax		19	(11)

Net earnings		756	1,007

Earnings attributable to common shareholders		756	1,007

Earnings per share:	10

Basic earnings (loss) per share:

From continuing operations		$1.56	$2.09

From discontinued operations		0.04	(0.02)

Basic earnings per share		$1.60	$2.07

Diluted earnings (loss) per share:

From continuing operations		$1.55	$2.09

From discontinued operations		0.04	(0.03)

Diluted earnings per share		$1.59	$2.06

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars)	Notes	2023	2022

Net earnings		756	1,007

Other comprehensive (loss) income:

Items that have been or may be subsequently reclassified to net earnings:

Cash flow hedges adjustments to net earnings	7	(2)	(13)

Cash flow hedges adjustments to equity		(1)	20

Foreign currency translation adjustments to equity		69	(26)

		66	(19)

Items that will not be reclassified to net earnings:

Fair value adjustments on financial assets	12	(1)	(4)

Remeasurement on defined benefit pension plans		5	46

Related tax expense on remeasurement on defined benefit pension plans		(1)	(11)

		3	31

Other comprehensive income		69	12

Total comprehensive income		825	1,019

Comprehensive income (loss) for the period attributable to:

Common shareholders:

Continuing operations		806	1,030

Discontinued operations		19	(11)

Total comprehensive income		825	1,019

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		March 31,	December 31,

(millions of U.S. dollars)	Notes	2023	2022(1)

Cash and cash equivalents	12	1,690	1,069

Trade and other receivables		941	1,069

Other financial assets	12	84	204

Prepaid expenses and other current assets		458	457

Current assets excluding assets held for sale		3,173	2,799

Assets held for sale	11	215	12

Current assets		3,388	2,811

Property and equipment, net		401	414

Computer software, net		938	922

Other identifiable intangible assets, net		3,233	3,219

Goodwill		6,264	5,882

Equity method investments	8	4,572	6,199

Other financial assets	12	515	527

Other non-current assets	13	632	619

Deferred tax		1,092	1,118

Total assets		21,035	21,711

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	12	1,299	1,647

Payables, accruals and provisions	14	864	1,208

Current tax liabilities		557	324

Deferred revenue		834	886

Other financial liabilities	12	104	812

Current liabilities excluding liabilities associated with assets held for sale		3,658	4,877

Liabilities associated with assets held for sale	11	84	14

Current liabilities		3,742	4,891

Long-term indebtedness	12	3,116	3,114

Provisions and other non-current liabilities	15	708	691

Other financial liabilities	12	234	233

Deferred tax		756	897

Total liabilities		8,556	9,826

Equity

Capital	16	5,402	5,398

Retained earnings		8,167	7,642

Accumulated other comprehensive loss		(1,090)	(1,155)

Total equity		12,479	11,885

Total liabilities and equity		21,035	21,711

Contingencies (note 19)

(1)	Amounts have been reclassified to reflect the current presentation.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars)	Notes	2023	2022
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		737	1,018
Adjustments for:
Depreciation		30	38
Amortization of computer software		118	114
Amortization of other identifiable intangible assets		25	26
Share of post-tax earnings in equity method investments	8	(570)	(798)
Deferred tax		(127)	166
Other	17	132	(39)
Changes in working capital and other items	17	(80)	(191)
Operating cash flows from continuing operations		265	334
Operating cash flows from discontinued operations		2	(59)
Net cash provided by operating activities		267	275
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	18	(490)	(8)
Payments from disposals of businesses and investments		(4)	-
Proceeds from sales of LSEG shares	8	2,293	-
Capital expenditures		(140)	(171)
Other investing activities		23	-
Taxes paid on sales of LSEG shares		(14)	-
Net cash provided by (used in) investing activities		1,668	(179)
FINANCING ACTIVITIES
Net repayments under short-term loan facilities	12	(361)	-
Payments of lease principal		(16)	(17)
Repurchases of common shares	16	(718)	-
Dividends paid on preference shares		(1)	(1)
Dividends paid on common shares	16	(224)	(209)
Other financing activities		5	7
Net cash used in financing activities		(1,315)	(220)
Translation adjustments		1	-
Increase (decrease) in cash and cash equivalents		621	(124)
Cash and cash equivalents at beginning of period		1,069	778
Cash and cash equivalents at end of period		1,690	654
Supplemental cash flow information is provided in note 17.
Interest paid, net of debt related hedges		(26)	(14)
Interest received		8	1
Income taxes paid	17	(100)	(35)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity

Balance, December 31, 2022	3,864	1,534	5,398	7,642	17	(1,172)	(1,155)	11,885

Net earnings	-	-	-	756	-	-	-	756

Other comprehensive income (loss)	-	-	-	4	(4)	69	65	69

Total comprehensive income (loss)	-	-	-	760	(4)	69	65	825

Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)

Dividends declared on common shares	-	-	-	(232)	-	-	-	(232)

Shares issued under Dividend Reinvestment Plan (“DRIP”)	8	-	8	-	-	-	-	8

Repurchases of common shares (see note 16)	2	-	2	(2)	-	-	-	-

Stock compensation plans	84	(90)	(6)	-	-	-	-	(6)

Balance, March 31, 2023	3,958	1,444	5,402	8,167	13	(1,103)	(1,090)	12,479

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on financial instruments	Foreign currency translation adjustments	AOCL	Total equity

Balance, December 31, 2021	3,813	1,683	5,496	9,149	25	(836)	(811)	13,834

Net earnings	-	-	-	1,007	-	-	-	1,007

Other comprehensive income (loss)	-	-	-	35	3	(26)	(23)	12

Total comprehensive income (loss)	-	-	-	1,042	3	(26)	(23)	1,019

Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)

Dividends declared on common shares	-	-	-	(216)	-	-	-	(216)

Shares issued under DRIP	7	-	7	-	-	-	-	7

Stock compensation plans	85	(103)	(18)	-	-	-	-	(18)

Balance, March 31, 2022	3,905	1,580	5,485	9,974	28	(862)	(834)	14,625

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is the world’s leading provider of trusted journalism and news.

These unaudited interim consolidated financial statements (“interim financial statements”) were approved by the Audit Committee of the Board of Directors of the Company on May 1, 2023.

Basis of preparation

The interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2022. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2022.

The Company continues to operate in an uncertain macroeconomic and geopolitical environment caused by high inflation, volatile interest rates, the Russian military invasion of Ukraine, lingering COVID-19 impacts and supply chain disruptions resulting from these factors. The Company is closely monitoring the evolving macroeconomic and geopolitical conditions to assess potential impacts on its businesses. Due to the significant uncertainty created by these circumstances, some of management’s estimates and judgments may be more variable and may change materially in the future.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2022, which are included in the Company’s 2022 annual report.

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “£” are to British pounds sterling.

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconcile them to reportable segments (see note 3).

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations / Rounding		Total

Three months ended March 31,	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Recurring	672	653	329	316	176	182	155	155	-	-	(6)	(6)	1,326	1,300
Transactions	42	45	106	95	106	71	20	21	-	-	-	-	274	232
Global Print	-	-	-	-	-	-	-	-	138	142	-	-	138	142
Total	714	698	435	411	282	253	175	176	138	142	(6)	(6)	1,738	1,674

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations / Rounding		Total

Three months ended March 31,	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
U.S.	580	557	363	345	229	206	26	30	105	103	(6)	(6)	1,297	1,235
Canada (country of domicile)	20	17	2	2	11	10	1	1	13	17	-	-	47	47
Other	7	8	19	14	33	30	2	2	4	4	-	-	65	58
Americas (North America, Latin America, South America)	607	582	384	361	273	246	29	33	122	124	(6)	(6)	1,409	1,340

U.K.	68	66	26	27	4	4	107	102	8	8	-	-	213	207
Other	9	16	10	14	-	-	26	27	1	3	-	-	46	60
EMEA (Europe, Middle East and Africa)	77	82	36	41	4	4	133	129	9	11	-	-	259	267
Asia Pacific	30	34	15	9	5	3	13	14	7	7	-	-	70	67
Total	714	698	435	411	282	253	175	176	138	142	(6)	(6)	1,738	1,674

Note 3: Segment Information

The Company is organized as five reportable segments, reflecting how the businesses are managed. The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-driven technology solutions for in-house legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial market professionals exclusively via London Stock Exchange Group (“LSEG”) products.

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions. In 2022, Corporate costs also included expenses related to the Change Program (see note 5). Corporate costs does not qualify as a reportable segment.

	Three months ended March 31,

	2023	2022
Revenues
Legal Professionals	714	698
Corporates	435	411
Tax & Accounting Professionals	282	253
Reuters News	175	176
Global Print	138	142
Eliminations/Rounding	(6)	(6)
Revenues	1,738	1,674

Adjusted EBITDA
Legal Professionals	318	305
Corporates	154	157
Tax & Accounting Professionals	149	122
Reuters News	29	37
Global Print	50	53
Total reportable segments adjusted EBITDA	700	674
Corporate costs	(23)	(74)
Fair value adjustments(1)	(13)	(7)
Depreciation	(30)	(38)
Amortization of computer software	(118)	(114)
Amortization of other identifiable intangible assets	(25)	(26)
Other operating gains (losses), net	17	(1)
Operating profit	508	414
Net interest expense	(55)	(48)
Other finance (costs) income	(90)	94
Share of post-tax earnings in equity method investments	570	798
Tax expense	(196)	(240)
Earnings from continuing operations	737	1,018

(1)	The three months ended March 31, 2023 includes $9 million of acquired deferred revenue (2022 – nil).

Reuters News revenues included $6 million in the three months ended March 31, 2023, (2022 - $6 million) primarily from content-related services that it provided to the Legal Professionals, Corporates and Tax & Accounting Professionals segments.

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Segment Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings or loss from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, corporate related items and fair value adjustments, including those related to acquired deferred revenue.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, customer service, commercial policy, facilities management, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, the Company’s revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The timing of costs related to the Change Program impacted the seasonality of the Company’s expenses and operating profit in 2022.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended March 31,

	2023	2022
Salaries, commissions and allowances	587	593
Share-based payments	25	21
Post-employment benefits	29	37
Total staff costs	641	651
Goods and services(1)	342	331
Content	69	67
Telecommunications	10	13
Facilities	8	12
Fair value adjustments(2)	4	7
Total operating expenses	1,074	1,081

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.
(2)	Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.

Operating expenses in 2022 included $34 million related to the Change Program, which transitioned Thomson Reuters from a holding company to an operating company, and from a content provider into a content-driven technology company. The charges included severance as well as costs to drive technology and digital sales efficiencies. The Change Program was completed on December 31, 2022.

Note 6: Other Operating Gains (Losses), Net

Other operating gains, net, were $17 million for the three months ended March 31, 2023 and included a $23 million gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal shareholder (see note 20). Other operating losses, net, of $1 million for the three months ended March 31, 2022 were not significant.

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended March 31,

	2023	2022
Interest expense:
Debt	52	40
Derivative financial instruments — hedging activities	-	(1)
Other, net	5	5
Fair value gains on cash flow hedges, transfer from equity	(2)	(13)
Net foreign exchange losses on debt	2	13
Net interest expense — debt and other	57	44
Net interest expense — leases	2	2
Net interest expense —pension and other post-employment benefit plans	6	3
Interest income	(10)	(1)
Net interest expense	55	48

	Three months ended March 31,

	2023	2022
Net losses (gains) due to changes in foreign currency exchange rates	23	(16)
Net losses (gains) on derivative instruments	69	(78)
Other	(2)	-
Other finance costs (income)	90	(94)

Net losses (gains) due to changes in foreign currency exchange rates

Net losses (gains) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net losses (gains) on derivative instruments

Net losses (gains) on derivative instruments related to foreign exchange contracts that are intended to reduce foreign currency risk on a portion of the Company’s indirect investment in LSEG, which is denominated in British pounds sterling.

Note 8: Equity Method Investments

Equity method investments in the consolidated statement of financial position were comprised of the following:

	March 31,	December 31,

	2023	2022
YPL	4,405	6,028
Other equity method investments	167	171
Total equity method investments	4,572	6,199

Equity method investments were primarily comprised of the Company’s indirect investment in LSEG shares, which it holds through its direct investment in York Parent Limited and its subsidiaries (“YPL”). YPL is an entity jointly owned by the Company, Blackstone’s consortium (comprised of The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone), and certain current LSEG and former members of Refinitiv senior management.

The investment in LSEG is subject to equity accounting because the LSEG shares are held through YPL, over which the Company has significant influence. As YPL owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG or the Data & Analytics business of LSEG, the investment in LSEG shares held by YPL is accounted for at fair value, based on the share price of LSEG. As the investment in LSEG is denominated in British pounds sterling, the Company has entered into a series of foreign exchange contracts to mitigate currency risk on its investment (see note 12).

In the three months ended March 31, 2023, the Company received $2.3 billion related to the following transactions. Of this amount, $2.2 billion was received in the form of dividends from YPL, which were recorded as a reduction of the Company’s investment and presented as investing activities in the consolidated statement of cash flow.

●

On January 31, 2023, the Company and Blackstone’s consortium collectively sold 21.2 million LSEG shares they co-own through YPL to Microsoft for a fixed U.S. dollar price of $94.50 per share. The Company received approximately $1.0 billion of gross proceeds from the sale of the 10.5 million shares it indirectly owned. In conjunction with the sale of shares to Microsoft, LSEG amended the terms of contractual lock-up provisions previously agreed between LSEG and the Blackstone consortium/Thomson Reuters entities that hold the LSEG shares. Based on agreements the Company has with LSEG and the Blackstone consortium, Thomson Reuters will be able to sell approximately 31 million of its indirectly owned shares in the twelve-month period beginning January 30, 2023, 22 million shares in the twelve-month period beginning January 30, 2024 and 8 million shares after the lock-up arrangement terminates on January 29, 2025.

●

On March 8, 2023, the Company and Blackstone’s consortium collectively sold 28 million shares they co-own for £71.50 per share through a placing to institutional investors and an offer to retail investors. The Company received approximately $1.3 billion of gross proceeds from the sale of the 13.6 million shares it indirectly owned, which included approximately $96 million from the settlement of foreign exchange contracts intended to mitigate foreign exchange risk on the investment (see note 12).

●

During the three months ended March 31, 2023, LSEG repurchased 0.9 million ordinary shares from YPL under an open market buyback program announced by LSEG in August 2022. The Company received proceeds of approximately $35 million related to the 0.4 million shares it indirectly owned and sold as part of this buyback.

As of March 31, 2023, YPL held a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying in aggregate an approximate 21% economic interest and a 14% voting interest in LSEG compared to an approximate 30% economic interest and a 24% voting interest as of December 31, 2022). As of March 31, 2023, the Company owned 40.25% (December 31, 2022 – 42.84%) of YPL and indirectly owned approximately 47.5 million (December 31, 2022 – 72.0 million) LSEG shares.

The Company’s share of post-tax earnings in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended March 31,

	2023	2022
YPL	574	799
Other equity method investments	(4)	(1)
Total share of post-tax earnings in equity method investments	570	798

In the three months ended March 31, 2023, share of post-tax earnings in equity method investments primarily reflected an increase in value of the LSEG investment of which $478 million related to a higher share price and $159 million related to foreign exchange gains. A loss of $77 million on a forward contract relating to the agreement to sell LSEG shares to Microsoft for a fixed price was also included.

In the three months ended March 31, 2022, share of post-tax earnings in equity method investments reflected an increase in value of the LSEG investment due to an increase of $1,016 million from a higher share price, which was partly offset by $217 million of foreign exchange losses.

Set forth below is summarized financial information for 100% of YPL as of March 31, 2023 and 2022.

	Three months ended March 31,

	2023	2022
Mark-to-market of LSEG shares	1,541	1,865
Loss from forward contract	(179)	-
Net earnings	1,362	1,865
Total comprehensive income	1,362	1,865

The following table reconciles the net assets attributable to YPL to the Company’s carrying value of its investment in YPL:

	March 31,	December 31,

	2023	2022
Assets
Current assets	17	190
Non-current assets	11,684	14,620
Total assets	11,701	14,810
Liabilities
Current liabilities	13	10
Non-current liabilities	218	202
Total liabilities	231	212
Net assets attributable to YPL	11,470	14,598
Net assets attributable to YPL-beginning period	14,598	15,881
Net earnings attributable to YPL	1,362	(973)
Distributions to owners	(4,490)	(310)
Net assets attributable to YPL- ending period	11,470	14,598
Thomson Reuters % share	40.25%	42.84%
Thomson Reuters $ share	4,617	6,254
Historical excluded equity adjustment(1)	(212)	(226)
Thomson Reuters carrying amount	4,405	6,028

(1)	Represents the cumulative impact of equity transactions excluded from the Company’s investment in YPL.

See note 20 for related party transactions with YPL.

Note 9: Taxation

Tax expense was $196 million and $240 million for the three months ended March 31, 2023 and 2022, respectively. In the three months ended March 31, 2023, tax expense included $136 million (2022- $192 million) related to the Company’s earnings in equity method investments.

Additionally, tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Note 10: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended March 31,

	2023	2022
Earnings attributable to common shareholders	756	1,007
Less: Dividends declared on preference shares	(1)	(1)
Earnings used in consolidated earnings per share	755	1,006
Less: (Earnings) loss from discontinued operations, net of tax	(19)	11
Earnings used in earnings per share from continuing operations	736	1,017

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended March 31,

	2023	2022
Weighted-average number of common shares outstanding	473,101,530	486,384,727
Weighted-average number of vested DSUs	167,526	324,031
Basic	473,269,056	486,708,758
Effect of stock options and TRSUs	893,743	804,458
Diluted	474,162,799	487,513,216

Note 11: Assets Held for Sale

Assets held for sale as of March 31, 2023 primarily included the Company’s Elite business (see note 21). The assets and liabilities classified as held for sale in the consolidated statement of financial position are as follows:

	March 31,	December 31,

	2023	2022
Trade and other receivables	54	4
Prepaid expenses and other current assets	13	-
Computer software, net	39	4
Goodwill	107	4
Other assets	2	-
Total assets held for sale	215	12
Payables, accruals and provisions	15	1
Deferred revenue	69	13
Total liabilities associated with assets held for sale	84	14

Note 12: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

March 31, 2023	Assets/ (Liabilities) at Amortized Cost	Assets at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	294	1,396	-	-	1,690
Trade and other receivables	941	-	-	-	941
Other financial assets - current	12	72	-	-	84
Other financial assets - non-current	23	389	62	41	515
Current indebtedness	(1,299)	-	-	-	(1,299)
Trade payables (see note 14)	(124)	-	-	-	(124)
Accruals (see note 14)	(614)	-	-	-	(614)
Other financial liabilities - current(1)	(63)	(41)	-	-	(104)
Long-term indebtedness	(3,116)	-	-	-	(3,116)
Other financial liabilities - non current(2)	(195)	(39)	-	-	(234)
Total	(4,141)	1,777	62	41	(2,261)

December 31, 2022	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	820	249	-	-	1,069
Trade and other receivables	1,069	-	-	-	1,069
Other financial assets - current	13	191	-	-	204
Other financial assets - non-current	24	400	61	42	527
Current indebtedness	(1,647)	-	-	-	(1,647)
Trade payables (see note 14)	(237)	-	-	-	(237)
Accruals (see note 14)	(834)	-	-	-	(834)
Other financial liabilities - current(1)(3)	(781)	(31)	-	-	(812)
Long-term indebtedness	(3,114)	-	-	-	(3,114)
Other financial liabilities - non current(2)	(204)	(29)	-	-	(233)
Total	(4,891)	780	61	42	(4,008)

(1)	Includes lease liabilities of $56 million (2022 - $56 million).
(2)	Includes lease liabilities of $171 million (2022 - $179 million).
(3)

Includes a commitment to repurchase up to $718 million of shares related to the Company’s automatic share repurchase plan with its broker to repurhcase the Company’s shares during its internal trading blackout period. See note 16.

Cash and cash equivalents

Of total cash and cash equivalents, $84 million and $81 million as of March 31, 2023 and December 31, 2022, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Commercial paper program

The Company’s $2.0 billion commercial paper program provides cost effective and flexible short-term funding. The carrying amount of outstanding commercial paper of $699 million is included in “Current indebtedness” within the consolidated statement of financial position as of March 31, 2023 (December 31, 2022 – $1,048 million).

Credit facility

The Company has a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility as of March 31, 2023 and December 31, 2022. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at the Term Secure Overnight Financing Rate (“SOFR”)/Euro Interbank Offered Rate (“EURiBOR”)/Simple Sterling Overnight Index Average (“SONIA”) plus 102.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of March 31, 2023, the Company was in compliance with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 1.1:1.

Foreign exchange contracts

The Company has entered into foreign exchange contracts that are intended to reduce foreign currency risk related to a portion of its indirect investment in LSEG, which is denominated in British pounds sterling. On March 23, 2023, the Company settled foreign exchange contracts with a notional amount of £1.0 billion ($1.3 billion) for net proceeds of $96 million in conjunction with the sale of 13.6 million of LSEG shares. As of March 31, 2023, the Company had remaining foreign exchange contracts with a notional amount of £2.9 billion ($3.8 billion) outstanding. In the three months ended March 31, 2023, losses of $69 million (2022 – gains of $78 million) were reported within “Other finance (costs) income” in the consolidated income statement (see note 7) due to fluctuations in the U.S. dollar – British pounds sterling exchange rate. These instruments are not related to changes in the LSEG share price. The Company records the foreign exchange contracts at fair value each reporting period. The associated net fair value of these contracts was an asset of $144 million (December 31, 2022 asset of $309 million) and were recorded within other financial assets and liabilities, current or long-term as appropriate, in the consolidated statement of financial position. As of March 31, 2023, the Company’s interest in LSEG shares had a market value of approximately $4.6 billion, based on LSEG’s share price on that day (December 31, 2022 - $6.2 billion).

Fair Value

The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Current indebtedness” or “Long-term indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, current or non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

The following is a summary of debt and related derivative instruments that hedged the cash flows of debt:

	Carrying Amount		Fair Value
March 31, 2023	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
Commercial paper	699	-	700	-
C$1,400, 2.239% Notes, due 2025	1,031	(41)	982	(41)
$600, 4.30% Notes, due 2023	600	-	597	-
$450, 3.85% Notes, due 2024(1)	241	-	237	-
$500, 3.35% Notes, due 2026	498	-	476	-
$350, 4.50% Notes, due 2043(1)	116	-	91	-
$350, 5.65% Notes, due 2043	342	-	330	-
$400, 5.50% Debentures, due 2035	396	-	386	-
$500, 5.85% Debentures, due 2040	492	-	490	-
Total	4,415	(41)	4,289	(41)
Current portion	1,299	-
Long-term portion	3,116	(41)

	Carrying Amount		Fair Value
December 31, 2022	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
Commercial paper	1,048	-	1,050	-
C$1,400, 2.239% Notes, due 2025	1,030	(42)	972	(42)
$600, 4.30% Notes, due 2023	599	-	594	-
$450, 3.85% Notes, due 2024(1)	241	-	235	-
$500, 3.35% Notes, due 2026	497	-	473	-
$350, 4.50% Notes, due 2043(1)	116	-	89	-
$350, 5.65% Notes, due 2043	342	-	324	-
$400, 5.50% Debentures, due 2035	396	-	379	-
$500, 5.85% Debentures, due 2040	492	-	482	-
Total	4,761	(42)	4,598	(42)
Current portion	1,647	-
Long-term portion	3,114	(42)

(1)	Notes were partially redeemed in October 2018.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

March 31, 2023				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	1,396	-	1,396

Other receivables(1)	-	-	260	260

Foreign exchange contracts(2)	-	201	-	201

Financial assets at fair value through earnings	-	1,597	260	1,857

Financial assets at fair value through other comprehensive income(3)	20	-	42	62

Derivatives used for hedging(4)	-	41	-	41

Total assets	20	1,638	302	1,960

Liabilities

Foreign exchange contracts(2)	-	(57)	-	(57)

Contingent consideration(5)	-	-	(23)	(23)

Financial liabilities at fair value through earnings	-	(57)	(23)	(80)

Total liabilities	-	(57)	(23)	(80)

December 31, 2022				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	249	-	249

Other receivables(1)	-	-	245	245

Foreign exchange contracts(2)	-	346	-	346

Financial assets at fair value through earnings	-	595	245	840

Financial assets at fair value through other comprehensive income(3)	19	-	42	61

Derivatives used for hedging(4)	-	42	-	42

Total assets	19	637	287	943

Liabilities

Foreign exchange contracts(2)	-	(37)	-	(37)

Contingent consideration(5)	-	-	(23)	(23)

Financial liabilities at fair value through earnings	-	(37)	(23)	(60)

Total liabilities	-	(37)	(23)	(60)

(1)	Receivables under indemnification arrangement (see below and in note 19).
(2)	Relates to the management of foreign exchange risk on a portion of the Company’s indirect investment in LSEG.
(3)	Investments in entities over which the Company does not have control, joint control or significant influence.
(4)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.
(5)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

The receivable from the indemnification arrangement is a level 3 in the fair value measurement hierarchy. The increase in the receivable between December 31, 2022 and March 31, 2023 primarily reflected fair value gains based on interest rates associated with the indemnifying party’s credit profile and foreign exchange gains, which are included within “Earnings (loss) from discontinued operations, net of tax”, in the consolidated income statement.

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the three months ended March 31, 2023.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	Quoted market prices or dealer quotes for similar instruments;
●	The fair value of cross-currency interest rate swaps and foreign exchange contracts are calculated as the present value of the estimated future cash flows based on observable yield curves;
●	The fair value of other receivables considers estimated future cash flows, current market interest rates and non-performance risk; and
●	The fair value of contingent consideration is calculated based on estimates of future revenue performance.

Note 13: Other Non-Current Assets

	March 31,	December 31,

	2023	2022

Net defined benefit plan surpluses	67	48

Cash surrender value of life insurance policies	342	337

Deferred commissions	106	121

Other non-current assets(1)	117	113

Total other non-current assets	632	619

(1)	Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $96 million and $94 million as of March 31, 2023 and December 31, 2022, respectively (see note 19).

Note 14: Payables, Accruals and Provisions

	March 31,	December 31,

	2023	2022

Trade payables	124	237

Accruals	614	834

Provisions	97	108

Other current liabilities	29	29

Total payables, accruals and provisions	864	1,208

Note 15: Provisions and Other Non-Current Liabilities

	March 31,	December 31,

	2023	2022

Net defined benefit plan obligations	543	526

Deferred compensation and employee incentives	74	72

Provisions	82	86

Other non-current liabilities	9	7

Total provisions and other non-current liabilities	708	691

Note 16: Capital

Share repurchases – Normal Course Issuer Bid (“NCIB”)

The Company buys back shares (and subsequently cancels them) from time to time as part of its capital strategy. In June 2022, the Company announced a plan to repurchase up to $2.0 billion of its common shares. The Company completed this program in the three months ended March 31, 2023, with repurchases of 6.0 million common shares totaling $718 million at an average price per share of $120.10. The Company did not repurchase any of its common shares in the three months ended March 31, 2022.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended March 31,

	2023	2022

Dividends declared per common share	$0.490	$0.445

Dividends declared	232	216

Dividends reinvested	(8)	(7)

Dividends paid	224	209

Note 17: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended March 31,

	2023	2022

Non-cash employee benefit charges	38	42

Net losses (gains) on foreign exchange and derivative financial instruments	91	(92)

Fair value adjustments (see note 5)	4	7

Other	(1)	4

	132	(39)

Details of “Changes in working capital and other items” are as follows:

	Three months ended March 31,

	2023	2022

Trade and other receivables	90	43

Prepaid expenses and other current assets	24	25

Other financial assets	-	11

Payables, accruals and provisions	(370)	(274)

Deferred revenue	(47)	(9)

Other financial liabilities	-	(11)

Income taxes(1)	241	39

Other	(18)	(15)

	(80)	(191)

(1)	The three months ended March 31, 2023 reflects current tax liabilities that were recorded on the sale of LSEG shares (see note 8), for which the tax payments are included in investing activities.

Details of income taxes paid are as follows:

	Three months ended March 31,

	2023	2022

Operating activities - continuing operations	(82)	(35)

Investing activities - continuing operations	(18)	-

Total income taxes paid	(100)	(35)

In the three months ended March 31, 2022, the Company paid $74 million related to notices of assessment under the Diverted Profit Tax regime, of which $18 million was paid directly to HMRC and $56 million was paid to LSEG under an indemnity arrangement. LSEG remitted the payments it received under the indemnity to HMRC on the Company’s behalf. The payments made directly to HMRC were included as income taxes paid in the consolidated statement of cash flow. The payments made to LSEG were presented in operating activities from discontinued operations in the consolidated statement of cash flow and were not included as taxes paid. See note 19.

Note 18: Acquisitions

Acquisitions primarily comprise the purchase of all the equity interests of the businesses acquired, which are integrated into existing operations of the Company to broaden its offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Acquisitions also include investments in businesses in which the Company does not have a controlling interest.

Acquisition activity

The number of acquisitions completed, and the related consideration were as follows:

	Three months ended March 31,

	2023		2022

	Number of Transactions	Cash Consideration	Number of Transactions	Cash Consideration
Business acquired	1	513	-	-
Less: Cash acquired		(25)		-
Business acquired, net of cash	1	488	-	-
Investments in businesses	1	2	-	6
Deferred and contingent consideration payments	-	-	-	2
	2	490	-	8

The following provides a brief description of the acquisition completed in the three months ended March 31, 2023:

Date	Company	Acquiring Segments	Description
January 2023	SurePrep LLC	Corporates and Tax & Accounting Professionals	A provider of tax automation software and services.

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

Three months ended March 31,

2023
Cash and cash equivalents	25
Trade receivables	8
Prepaid expenses and other current assets	3
Current assets	36
Property and equipment	2
Computer software	40
Other identifiable intangible assets	35
Other non-current assets	1
Total assets	114
Payables and accruals	(4)
Deferred revenue	(47)
Current liabilities	(51)
Provisions and other non-current liabilities	(1)
Deferred tax	(8)
Total liabilities	(60)
Net assets acquired	54
Goodwill	459
Total	513

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. Relative to the acquisition completed in 2023, the majority of goodwill is expected to be deductible for tax purposes.

Other

The revenues and operating profit of acquired businesses were not material to the Company’s results of operations.

Note 19: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Through March 31, 2023, the Company paid $463 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (“HMRC”), under the Diverted Profits Tax (“DPT”) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of its current and former U.K. affiliates. HMRC continues to have the statutory authority to amend the above assessments solely for the 2017 taxation year by issuing DPT supplementary notices for that year until mid-May 2023.

As the Company does not believe these current and former U.K. affiliates fall within the scope of the DPT regime, it will continue contesting these assessments (including any amended by HMRC) through all available administrative and judicial remedies and intends to vigorously defend its position. Payments made by the Company are not a reflection of its view on the merits of the case. As the assessments largely relate to businesses that the Company has sold, the majority are subject to indemnity arrangements under which the Company has been or will be required to pay additional taxes to HMRC or the indemnity counterparty.

Because the Company believes that its position is supported by the weight of law, it does not believe that the resolution of this matter will have a material adverse effect on its financial condition taken as a whole. As the Company expects to receive refunds of substantially all of the aggregate of amounts paid and potential future payments pursuant to these notices of assessment, it expects to continue recording substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty on its financial statements. The Company expects that its existing sources of liquidity will be sufficient to fund any required additional payments if HMRC issues further notices.

Guarantees

The Company has an investment in 3XSQ Associates, an entity jointly owned by a subsidiary of the Company and Rudin Times Square Associates LLC (“Rudin”), that owns and operates the 3 Times Square office building (“the building”) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million, 3-year term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. Thomson Reuters and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. Thomson Reuters and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, Thomson Reuters and a parent entity of Rudin entered into a cross-indemnification arrangement. The Company believes the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact the Company’s ability to borrow funds under its $2.0 billion syndicated credit facility or the related covenant calculation.

Note 20: Related Party Transactions

As of March 31, 2023, the Company’s principal shareholder, Woodbridge, beneficially owned approximately 69% of the Company’s common shares.

Transaction with Woodbridge

In March 2023, the Company sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $23 million. The subsidiary’s assets consisted of accumulated tax losses that management did not expect to utilize against future taxable income prior to their expiry based on currently enacted Canadian tax law. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $23 million was recorded within “Other operating gains (losses), net” within the consolidated income statement. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. The Company utilized the independent fairness opinion to determine that the negotiated price between the Company and Woodbridge was reasonable. After reviewing the matter, the Corporate Governance Committee approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at the committee meeting.

Transactions with YPL

In the three months ended March 31, 2023, the Company received $2.2 billion of dividends from YPL related to sale of LSEG shares indirectly owned by the Company. See note 8 for further details about these transactions.

Except for the above transactions, there were no new significant related party transactions during the first three months of 2023. Refer to “Related party transactions” disclosed in note 31 of the Company’s consolidated financial statements for the year ended December 31, 2022, which are included in the Company’s 2022 annual report, for information regarding related party transactions.

Note 21: Subsequent Events

Return of capital and share consolidation

On April 4, 2023, the Company announced that it finalized its plan to return approximately $2.2 billion to shareholders through a return of capital transaction consisting of a cash distribution of $4.67 per common share and a share consolidation, or “reverse stock split”, which will reduce the number of outstanding common shares on a basis that is proportional to the cash distribution. This transaction, which is subject to shareholder and court approval, will be funded through proceeds from the Company’s dispositions of shares in its investment in LSEG. The Company expects to complete the proposed transaction by the end of June 2023.

Divestiture

On April 4, 2023, the Company announced the signing of a definitive agreement to sell a majority interest in its Elite business, a provider of financial and practice management solutions to law firms, to TPG, in a transaction that values the business at approximately $500 million. TPG will establish Elite as an independent legal technology company. The Company expects to receive approximately $400 million and will retain a 19.9% minority interest in the business with board representation to support Elite strategically going forward. The sale is expected to close in the second quarter of 2023 following regulatory approvals and satisfaction of other customary closing conditions. The Company expects to record a gain on this transaction and to account for its minority interest under the equity method of accounting.